Exhibit 99.1

DXC Technology Completes Acquisition of Leading Digital Innovator Luxoft

Will Move Quickly to Apply Joint Expertise to Serve Clients and Drive Growth

TYSONS, Va., June 14, 2019 – DXC Technology (NYSE: DXC) today announced the completion of its acquisition of Luxoft Holding, Inc, the global digital strategy and software engineering firm.

DXC had announced a definitive agreement to acquire Luxoft on Jan. 7, 2019, and received final regulatory approval on June 11, 2019.

The acquisition builds on DXC’s unique value proposition as an end-to-end, mainstream IT and digital services market leader, and strengthens the company’s ability to design and deploy transformative digital solutions for clients at scale. The addition of Luxoft will bring clients new capabilities in digital engineering, additional depth in key verticals and an expanded portfolio of digital offerings.

“With Luxoft, DXC will cover the full spectrum of business-driven digital initiatives, from modernizing client legacy IT systems to delivering transformational digital solutions at scale,” said Mike Lawrie, DXC’s chairman, president and CEO. “Luxoft’s proven success for global clients creates new value and benefits for all DXC stakeholders. I want to welcome the Luxoft team to the DXC family.”

As announced previously, Luxoft will continue to be led by Dmitry Loschinin, who will report to Lawrie. Luxoft has a 13,000-person workforce that provides digital strategy consulting and software engineering services for companies across North America, Europe and the Asia Pacific region. It will maintain its brand and operate as “A DXC Technology Company.” Luxoft brings deep expertise in key verticals, including Automotive and Financial Services, and clients in these areas are expected to benefit immediately.

“Joining a leading global innovator in DXC is exciting for our people, clients and partners,” Loschinin said. “Going forward, it’s the best of both worlds: DXC provides the scale, resources and market presence, while Luxoft brings differentiated capabilities and new digital talent. We expect our shared vision to create new market opportunities, deliver game-changing innovations and drive DXC’s growth.”

About the Transaction

Luxoft, whose stock had traded on the New York Stock Exchange under the symbol “LXFT,” is now wholly owned by DXC Technology.

Guggenheim Securities and BofA Merrill Lynch acted as financial advisors and Latham & Watkins LLP is acting as legal counsel to DXC, with Harney Westwood & Riegel LP acting as British Virgin Islands counsel to DXC. Credit Suisse acted as financial advisor and White & Case LLP acted as legal counsel to Luxoft, with Conyers Dill & Pearman acting as British Virgin Islands counsel to Luxoft.

About DXC Technology

As the world’s leading independent, end-to-end IT services company, DXC Technology (NYSE: DXC) leads digital transformations for clients by modernizing and integrating their mainstream IT, and by deploying digital solutions at scale to produce better business outcomes. The company’s technology independence, global talent, and extensive partner network enable 6,000 private and public-sector clients in 70 countries to thrive on change. DXC is a recognized leader in corporate responsibility. For more information, visit dxc.technology and explore THRIVE, DXC’s digital destination for changemakers and innovators.

About Luxoft

Luxoft, a DXC Technology Company, (NYSE: DXC), is a digital strategy and software engineering firm providing bespoke technology solutions that drive business change for customers the world over. Luxoft uses technology to enable business transformation, enhance customer experiences, and boost operational efficiency through its strategy, consulting, and engineering services. Luxoft combines a unique blend of engineering excellence and deep industry expertise, specializing in automotive, financial services, travel and hospitality, healthcare, life sciences, media and telecommunications. For more information, please visit www.luxoft.com.

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DXC Technology Contacts:

●	Rich Adamonis, Corporate Media Relations, +1 862.228.3481, radamonis@dxc.com

●	Jonathan Ford, Investor Relations, +1 703.245.9700, jonathan.ford@dxc.com

●	Patrick Corcoran, Luxoft Marketing and Communications, +1 631.478.2325, pcorcoran@luxoft.com

Cautionary Note Regarding Forward-looking Statements

All statements in this communication that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” These statements represent DXC’s and/or Luxoft’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are outside DXC’s and/or Luxoft’s control, and no assurance can be given that the results described in such statements will be achieved. Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction announced above including risks relating to anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of DXC and Luxoft. For a written description of risk factors that could cause actual result in DXC’s and/or Luxoft’s business to differ materially from forward looking statements regarding those matters, see the section titled “Risk Factors” in DXC’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019, Luxoft’s most recent Annual Report on Form 20-F and any updating information in subsequent SEC filings, as well as the Information Statement furnished by Luxoft on Form 6-K. Each of DXC and Luxoft disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.

Additional Information

This communication is being made in respect of the acquisition of Luxoft by DXC. The transaction has already been approved by the requisite majority of Luxoft’s shareholders. Luxoft previously furnished an Information Statement on Form 6-K. HOLDERS OF LUXOFT’S ORDINARY SHARES ARE ADVISED TO READ THE INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS IN THEIR ENTIRETY BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE RIGHTS OF SHAREHOLDERS. Holders of Luxoft’s ordinary shares may obtain a free copy of the Information Statement that was furnished to the SEC by Luxoft and other documents filed with or furnished to the SEC by Luxoft at the SEC’s web site at http://www.sec.gov. Free copies of Luxoft’s most recent Annual Report on Form 20-F, the Information Statement on Form 6-K, and each other document Luxoft files with or furnishes to the SEC may also be obtained from Luxoft’s Investor Relations website.

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